EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Nine Months Ended	FISCAL YEAR
	October 3, 2015	2014	2013	2012	2011	2010
EARNINGS
Earnings before income taxes and noncontrolling interest	$863	$1,068	$784	$1,005	$1,019	$1,209
Plus fixed charges:
Interest expense (1)	63	85	81	73	70	67
Rent interest factor (2)	13	17	12	15	15	12
TOTAL FIXED CHARGES	76	102	93	88	85	79
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$939	$1,170	$877	$1,093	$1,104	$1,288
RATIO OF EARNINGS TO FIXED CHARGES	12.4	11.5	9.4	12.4	13.0	16.3

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs but excludes interest on liabilities for uncertain tax positions.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.